

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2013

Via Email
Leandro Montero
Chief Financial Officer
Empresa Distribuidora y Comercializadora Norte S.A.
Avenida Del Libertador 6363
Ciudad de Buenos Aires, C1428ARG
Buenos Aires, Argentina

> **Re:** **Empresa Distribuidora y Comercializadora Norte S.A. ("Edenor")**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 26, 2012**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2011**
> **Filed February 7, 2013**
> **Response Dated February 6, 2013**
> **File No. 001-33422**

Dear Mr. Montero:

　　We have reviewed your response and amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2011

Explanatory Note

Item 3. Key Information

Selected Financial Data, page 5

Note 32. Summary of Significant Differences between Argentine GAAP and U.S. GAAP, page F-121

1. We note your response to comments 2 and 3 in our letter dated January 9, 2013. We continue to believe the revisions you made to (loss) earnings per share and per ADS from both continuing and discontinued operations throughout the filing should be prominently disclosed and labeled "as restated" and characterized as "error corrections." Please revise.

Item 19. Exhibits

Exhibit 13.1

2. We note your response to comment 4 in our letter dated January 9, 2013. We also note that the Form 20-F/A you filed on February 7, 2013 was Amendment No. 2 as you clearly disclosed on the cover page. The certification you filed and included as Exhibit 13.1, however, makes reference to "Amendment No. 1." Please file a complete amended Form 20-F referencing the proper amendment number filed at that time along with all of the items as required by Form 20-F including a currently dated and signed signature page and required certifications.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief